ITEM  77C:

At a Special Meeting held January 22, 2010, Class A shareholders of the Income Fund approved a Plan of Distribution Pursuant to Rule 12b-1 for the Class A shares of the Fund. Under the Plan, Class A shares of the Income Fund pay the Fund’s distributor, beginning February 1, 2010, a fee of 0.75% of average daily net assets .  417,050 (98.67%) of voting shares outstanding voted affirmatively, 4,047 (.96%) shares voted negatively, and 1,560 shares (.37%) abstained.